

September 28, 2022

Lawrence Molloy
Chief Financial Officer
Sprouts Farmers Market, Inc.
5455 East High Street Suite 111
Phoenix AZ 85054

      Re: Sprouts Farmers Market, Inc.
           Form 10-K for Fiscal Year Ended January 2, 2022
           Filed February 24, 2022
           File No. 001-36029

Dear Mr. Molloy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services